SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Investor Relations Officer
+5266-7758-5838
vfueyo@homex.com.mx

Press Release

Homex Announces 2010 Guidance

Culiacán Mexico, December 14th, 2009— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] today announced its guidance for 2010. For the coming year, the Company expects to achieve sound revenue growth in the range of 12 to 14 percent and EBITDA margin1 in the range of 21 to 22 percent. Revenue and EBITDA guidance for 2010 are stated considering the application of INIF 14. Homex’ expectations are supported by its leadership in the homebuilding industry and expertise in the affordable entry-level and low middle income segments, where demand continues to outpace the supply of new homes available for purchase. At the same time, Mexican mortgage financing dynamics continue to be favorable, particularly for the lower income segment, supported by the strength and resources of INFONAVIT and FOVISSSTE, dedicated mortgage financing institutions.

The Company said that, effective January 1, 2010, Homex will no longer recognize its revenues, costs and expenses based on the percentage-of-completion method, and will begin to recognize them based on applicable rules under INIF 14 where revenues, costs and expenses are to be recognized when the Company has transferred the control to the homebuyer. Homes under construction will then be considered as inventory until they are titled. Homex estimates that 2009 revenues would have a variation up to 15 percent under the INIF 14 accounting rule and shareholders equity a variation between 18-20 percent.

During 2010, Homex expects challenging macroeconomic conditions to prevail across Mexico; nonetheless, the Mexican economy has started to show its first signs of a recovery, as GDP growth for the third quarter of the year expanded quarter-over-quarter a seasonally adjusted 2.9 percent. Moreover, economic outlook consensus for Mexico points to a GDP growth of approximately 2 to 5 percent for 2010 versus a 7.5 percent GDP contraction expected for 2009. Inflation has continued to ease, reaching its lowest level for the year at 4.5 percent as of November 2009, thus reducing pressure in the purchasing power of Mexican families.

Homex has also demonstrated its resilience during recent challenging economic times, while proving the effectiveness of its vertically integrated business model, which has positioned the Company to continue to gain market share organically in a fragmented industry, as small and medium sized homebuilders have exited the market due to credit and liquidity constraints. Moreover, INFONAVIT, the main mortgage provider in Mexico, has maintained a solid financial position and is well prepared to increase its mortgage financing target for 2010. FOVISSSTE, the housing fund for Federal Government employees, has also been outspoken about its commitment to grow its mortgage allocation for 2010. These two institutions will continue to be fundamental to the housing industry and for Homex in particular, as approximately 94 percent of the Company’s clients obtained their mortgages through these two institutions during the nine month period ended September 30, 2009.

The Company will also continue to cautiously evaluate long-term growth opportunities in Brazil and other underserved housing markets. During this year, through Homex’ first pilot project at San Jose dos Campos, at Sao Paulo, Brazil, Homex has been able to confirm its ability to replicate its business model outside México while at the same time maintaining growth dynamism in its home country. The Company expects that its operations in the Brazilian market will contribute approximately 3 to 5 percent of total 2010 revenues.

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At the same time, the recent debt issuance of the Company for US$250 million was another important step for Homex, as the Company will be able to strengthen its balance sheet by extending the average maturity of its debt obligations from an average of 4.5 years to an average of 6.3 years, and replace its recently acquired short-term credit lines and homebuilding bridge loans, providing Homex more flexibility for growth and consolidation of its operations in Mexico and Brazil.

“We will continue to be customer-focused, providing our clients a high quality product adapted to their needs, while building our recognition among prospective homebuyers,” commented Gerardo de NiIcolás, Chief Executive Officer of Homex. “Moreover, we will continue to follow a conservative investment strategy for land acquisitions and CAPEX to privilege cash generation, while continuing to work dilligently on improving our working capital cycle.

“We look forward to 2010, a year in which we foresee the creation of important business opportunities for Homex. At the same time we are confident in our ability to maintain our leadership position in the homebuilding industry,” de Nicolas concluded.

1EBITDA Margin is the result of dividing EBITDA by total revenues. EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.

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Tuesday December 15th at 9:00 am Central Time, 10:00 am Eastern Time, the Company will host a conference call to address in more detail its 2010 financial plan. The investment community can join by dialing 706-643-5124 for international participants and 866-887-3678 for U.S. participants. Please call 10 minutes prior to start time and request the Homex call. The pass code for the call is 46118014.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in the country, is the largest homebuilder in Mexico, based on the number of homes sold, accumulated revenues and net income, and the only company in the sector with its shares fully listed in the New York Stock Exchange.

Desarrolladora Homex, S.A.B. de C.V. press releases, quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 15, 2009	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer